600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

Scott L. Olson 713.220.4764 Phone 713.238.7410 Fax slolson@andrewskurth.com

February 8, 2007

Ms. Peggy Fisher

Assistant Director

Securities and Exchange Commission

100 F Street NE, Mail Stop 6010

Washington, D.C. 20549-7010

Re:	Comverge, Inc,

Form S-1 Amendment No. 3

File No. 333-137813

Filed January 3, 2007

Dear Ms. Fisher:

On behalf of Comverge, Inc., a Delaware corporation (the “Company), set forth below are the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 30, 2007, with respect to the Company’s Form S-1 (File No. 333-137813) (the “Filing”). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Scott L. Olson

Scott L. Olson

cc:	Michael Picchi, Chief Financial Officer (Comverge, Inc.)

Tracey A. Zaccone (King & Spalding LLP)

Austin    Beijing    Dallas    Houston    London    Los Angeles    New York     The Woodlands    Washington, DC

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated January 30, 2007

Form S-1 Amendment No. 3

Market Opportunities, page 2

1.	Refer to prior comment 2 and your response. It remains unclear why you believe it is appropriate to present data from Clean Edge, Inc. about solar and wind power, which is not your line of business. Further, explain your basis for projecting market demand based upon a report that does not contemplate “demand response” products.

Response:

The solutions cited in the Clean Edge report—namely, wind and solar energy assets—produce the same end-product as our solution: they supply additional capacity to the electric grid using an environmentally clean method. This report does not contemplate demand response due to the fact that it did not consider assets that are not of the solar, wind or bio-based energy resource. The report, for example, also did not consider the market estimates for hydro-based and geothermal energy resources, which fall into the same category as an alternative energy resource. Nonetheless, in consideration of the market potential compared to our market share, we have removed this market size estimation from the document on page 3 in response to this comment.

2.	Clarify how data from the Center for Smart Energy data demonstrates or supports your estimates.

Response:

We have revised the document on page 3 in response to this comment by removing the reference to the Center for Smart Energy data.

3.	Since the summary typically contains the most relevant and important information for investors, it is not clear why you believe the large dollar figures for the entire “clean energy” sector is highly relevant to potential investors in this offering when your products and services constitute such a small percentage of that sector. In order to ensure that investors do not place undue reliance on this information, we strongly suggest it be removed from the summary.

Response:

We have revised the document on page 3 in response to this comment by removing the market information.

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated January 30, 2007

4.	We note your response to prior comment 3. This disclosure continues to be confusing and seems to overstate the market for your products over the next five years, given your current market share. Please revise the disclosure to clearly and concisely give potential investors a more realistic picture of your growth potential and the future market demand for your products and services.

Response:

We have revised the document on page 3 in response to this comment by rewriting the disclosure. The market that is defined by the third-party industry sources that are available and that we have utilized is very large due to the large size of the electricity market worldwide. Our current market share is considerably smaller than this existing market. Nonetheless, we believe that we have adequately and appropriately developed our estimate as a result of the following factors:

1.	We have considered the worldwide totals for each segment from each of the third-party resources.

2.	We have considered that we are not able to capture the entire spending with each segment. Instead, we believe that we could achieve a market penetration rate of 1% of the alternative energy resources segment spending, 10% of the smart grid technology segment spending and 10% of the conservation segment spending.

3.	Each of the three market segments are competitive in nature; we are not the only supplier within the segment and do not intend to convey that we will achieve sales at the levels that we set forth in the document. Instead, these estimates are provided for the reader to better understand the size of the potential market that is available.

4.	A third-party report corroborates our estimates by estimating that the market for demand response products alone in North America is $4 billion.

Director Compensation, page 84

5.	If the registrant entered into an agreement that governs director compensation, please file it.

Response:

We supplementally advise the Staff that we have not entered into any agreements that govern director compensation. However, we supplementally advise the Staff

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated January 30, 2007

that our board of directors unanimously approved the director compensation for 2006 and 2007 and that such approval is recorded in our minutes. We have filed as Exhibit 10.31 to the registration statement a description of non-employee director compensation.

2007 Transitional Compensation Framework, page 95

6.	We note in several places that you have not yet determined the achievement of target performance measures. With a view toward disclosure tell us whether you expect the related disclosure in this section will be completed prior to effectiveness.

Response:

We supplementally advise the Staff that our compensation committee recently completed its review of the 2006 target performance measures in connection with its review of the 2006 performance of named executive officers and the determination of non-equity incentive compensation earned in 2006 by such officers. Accordingly, we have revised the document to include this disclosure in the Compensation Discussion and Analysis and in the Summary Compensation Table.

Severance Benefits, page 103

Mr. Chiste. page 103

7.	Please clarify whether Mr. Chiste would be eligible to collect both severance and retirement benefits.

Response:

We have revised the document on page 106 in response to this comment to clarify that Mr. Chiste is eligible to collect both severance and retirement benefits.

Legality Opinion

8.	After the amended and restated charter is filed with the Secretary, remove the assumption regarding it in the third paragraph.

Response:

We supplementally advise the Staff that the fifth amended and restated charter will be filed immediately prior to the closing of the offering and after the time that the legal opinion is executed and delivered. Accordingly, we believe that the assumption regarding the filing of the fifth amended and restated charter is appropriate.

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